July 22, 2005

Mail Stop 4561

Via U.S. Mail and Facsimile

Tim Daniels
President, Chief Financial Officer and Director
Dittybase Technologies, Inc.
Suite 102, 31 Bastion Square
Victoria, BC
Canada V8W1J1

	Re:	Dittybase Technologies, Inc.
		Amendments No. 1 and 2 to Registration Statement on
		Form 20-F
		Filed May 9, 2005 and July 8, 2005
		File No. 0-51082

Dear Mr. Daniels:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the marked copy of amendment number
2
that you provided to us on July 8, 2005.

Selected Financial Data, page 4
1. Revise the exchange rate table to include information related to the interim period ended March 31, 2005. Refer to Item 3.A. of Form
20-F.

Risk Factors, page 6

General
2. Previous comment 21 was meant to elicit disclosure on any specific conflicts that currently exist with any officers or directors who currently serves in such a capacity with a competing company. However, to the extent that your officers and directors are free to devote time to competing businesses in the absence of any non-competition in employment clause, the risk factor as previously disclosed is appropriate.

The Company`s business may be affected by interruptions in internet service, page 6
3. We note your response to previous comment 8. Please revise to remove the mitigating language regarding your back-up systems and firewall/security systems in place and revise to more specifically explain how an interruption in service will impact your operations.
We note, for example, the impact on sales and business due to your failure to meet lease obligations and the subsequent loss of server equipment. It appears that an interruption in internet service might have an equally significant impact on your sales and business. Please also include a discussion of the interruptions experienced in
2002 and any material impact those interruptions had on your business so that investors can better evaluate the risk. Revise the heading to describe the specific risk of interruptions in internet service on your operations.

Doubt about the Company`s ability to continue as a going concern, page 6
4. Address the last sentence of our previous comment 11.

Material tax consequences to US investors, page 10
5. Refer to previous comment 7. Rather than cross referencing to the taxation discussion found later in your document, you should briefly describe the risk specific to U.S. holders of your stock, such as: the fact that a distribution that exceeds your earnings and profit will be treated as a tax free return of capital and the impact of that classification on the investor; the application of the reduced dividend tax rate to your company and its investors, including the change in dividend tax rates expected after 2008; and, the availability of the foreign tax credit and the application of the limitations of the tax credit on certain U.S. holders. Please also revise the heading to more accurately describe the specific risk and its impact on investors and/or your operations. In a separate risk factor you should briefly describe the tax risks should you become a passive foreign investment company.

Business Overview-beginning on page 11
6. Expand your discussion regarding the contract terms with partners to disclose the notice requirements for early termination of the agreements and the payment terms.
7. In response to previous comment 24, please expand to discuss a more specific timeline for your DittyNET software product. We note that you began development of this product in 2001 and that the development of DittyNET is still in its "infancy." Disclose the current state of development and when you anticipate bringing the DittyNET product to market.

Three Year History

From December 2000 to December 2001, page 12
8. We note your responses to prior comments 27 and 58.  Please file
all current material agreements as exhibits pursuant to Item 601 of
Regulation S-B. Please note that you may request confidential treatment for specific information contained in the agreements pursuant to Rule 24b-2 of the Securities Exchange Act. Refer to Staff Legal Bulletin 1 available on our website at
http://www.sec.gov/interps/legal.shtml.   Please also address the
last sentence of previous comment 27.

During the year ended December 2004, page 13
9. In response to previous comment 30, describe the specific arrangements made between the company and the musicians and how this service contributes to your operations in terms of revenue to date.

Industry Overview, page 15
10. We refer to your response to previous comment 35. It is unclear from the report provided where you obtained the music publishing figures for 2008 since the figures reported appear to be based on figures dating from 1996-2000 in table 1 on the last page of the material provided. We note also from Table 1 that the percentage change in revenues during those periods fluctuates significantly which should be clear in your disclosure. Please revise and advise.
Also expand your disclosure to explain that the National Music Publishers Association report is based on surveys conducted on 54 territories world wide covering music publishing revenues for the year 2000. Please tell us also how the covered territories are chosen for the survey. Finally, we note on the first page after the table of contents the risk to the music industry revenues resulting from piracy and illegal downloads of music. Please add a risk factor describing how these risks impact your operations. Please also discuss the impact on your business from weak intellectual property protections in developing countries.

Operating Results of the Company, page 21

Fiscal year ended December 31, 2002 compared to the fiscal year ended
December 31, 2001
11. Clarify here that the loss on termination of capital leases, the reduction in capital assets and the increase in accounts payable is due to the inability to make lease payments on computer equipment leased from Hewlett-Packard.

Fiscal year ended December 31, 2001 compared to the fiscal year ended
December 31, 2000, page 23
12. We note the disclosure that the most significant factor that has affected your operations was September 11, 2001. Please revise to further describe how the events of September 11th have affected your business.

Liquidity and Capital Resources, page 23
13. Clarify where, if at all, you have included litigation payables in your use of proceeds from private placements discussion.

Trend Information, page 25
14. Refer to previous comment 46. Tell us the basis for the statement regarding the increase of 150% to 200% in sales on page 26, and the resulting 20% increase in booked sales mentioned on page
27.
It is unclear how you can conclude such increases from marketing efforts.

 Digital Asset Management, page 26
15. Provide support for your conclusions regarding the "substantial increase" in digitized media and your statements regarding the resulting increase in revenue from the digital assets management application, or clarify that these statements are based on management`s belief. Also, clarify when you anticipate completing the digital asset management application and whether this discussion relates to your DittyNET software. If not, tell us where you have discussed digital asset management system in your business section.




Major shareholders and Related Party Transactions, page 31
16. In your response to previous comment 51, tell us the exemption and describe the facts relied upon in claiming the exemption for accredited investors.

Related Party Transactions, page 32
17. Address the last section of our previous comment 53. We note that you have not filed an exhibit related to the 20% interest bearing loan.

Memorandum and Articles of Incorporation, page 35
18. In response to our previous comment 55, the disclosure appears unchanged. We reissue the comment.

Consolidated Statements of Operations
19. Please tell us what the source of your Other income line item is.

Note 2 - Significant Accounting Policies, page 1

h)  Revenue Recognition, page 3
20. Disclose your anticipated accounting policy for recognizing revenues from your various customer groups. Please address all various types of arrangements through which you expect to recognize revenues.

Note 3 - GST Receivable, page 4
21. Please tell us when you expect to collect the GST receivable balance from the Canadian government and how you determined the balance was fully collectible at December 31, 2004. In your response, please detail the process by which the receivable asset is created and eventually collected.

Note 6 - Loans Payable, page 5
22. Please tell us the business purpose of these lenders providing you with interest free loans with no specific repayment terms.
Additionally, disclose within the Notes to the Consolidated
Financial
Statements the additional information you have provided about loans payable and warrants on page 6.




Note 9 - Related party Transactions, page 7
23. Please tell us who is purchasing your stock in your private placements and other sales, and if they are related parties, disclose that information in this note.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Eric McPhee, Accountant, at 202-551-3693 or Steven Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3411 with any other questions.

Sincerely,



Peggy Kim
Senior Counsel

Tim Daniels
Dittybase Technologies Inc.
July 22, 2005
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